STATE STREET RESEARCH FINANCIAL TRUST
                              One Financial Center
                        Boston, Massachusetts 02111-2690

                                              October 1, 1999

State Street Research & Management Company
One Financial Center
Boston, Massachusetts  02111

Gentlemen:

      This letter is to confirm to you that State Street Research Financial Trust (the "Trust") has created a new series of shares to be known as State Street Research International Equity Fund (the "Fund") and that pursuant to
Section 1(b) of the Advisory Agreement in effect between the Trust and you (the "Agreement"), the Trust desires to retain you to render management and investment advisory services under the Agreement to the Fund as a "Series" thereunder for a fee equal to 0.95% on an annual basis of the average daily net asset value of the Fund. Not withstanding any Agreement provision to the contrary, no approval of the Agreement in respect of the Fund shall be required on behalf of any initial public shareholders, provided that prior to any initial public offering, no Fund shares are sold to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters. Notwithstanding paragraph 8(b) of the Agreement, no shareholder vote shall be required for any amendments to the Agreement for which the Securities and Exchange Commission has indicated that no shareholder vote is necessary, as for example, in the case of a decrease in the advisory fee under the Agreement.

      Please indicate your acceptance of this responsibility in accordance with the terms of the Agreement by signing this letter as indicated below.

      The term "State Street Research Financial Trust" means and refers to the Trustees from time to time serving under the First Amended and Restated Master Trust Agreement dated June 1, 1993 (the "Master Trust Agreement"), as the same subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by a duly authorized officer or assistant officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is
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expressly agreed, that each Fund of the shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

                                              STATE STREET RESEARCH
                                              FINANCIAL TRUST


                                              By: /s/ Gerard P. Maus
                                                  ------------------------------
                                                  Gerard P. Maus
                                                  Treasurer

Accepted and Agreed To:

STATE STREET RESEARCH
& MANAGEMENT COMPANY


By: /s/ Peter C. Bennett
    --------------------------------
        Peter C. Bennett
        Executive Vice President
        and Director